UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November, 2023

Commission File Number: 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

 Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ZENVIA Welcomes Marcelo Wakatsuki as

Chief Marketing Officer (CMO)

Wakatsuki brings over two decades of leadership experience to Zenvia, including director role experience in Strategy and Operations on a global scale

São Paulo, November 1, 2023 – Zenvia Inc. ("ZENVIA" or "Company") (NASDAQ: ZENV), the leading cloud-based CX communications platform in Latin America empowering companies to transform their customer journeys, today appointed Mr. Marcelo Wakatsuki as Zenvia’s Chief Marketing Officer (CMO). In this role, Mr. Wakatsuki will lead the company's Marketing strategy and positioning and will report  directly to Cassio Bobsin, Chief Executive Officer and founder of Zenvia.

“Marcelo has a long and successful track record in developing, executing, and managing global customer experience strategies, a key asset for Zenvia as we continue to offer an innovative and unified platform that transforms the customer experience for our clients. We found the right professional with not only a deep understanding of customer journeys but also the specific needs of consumers in Latin America and how to reach them through effective marketing strategies. We could not be more excited to welcome Marcelo to Zenvia.” said Cassio Bobsin.

Mr. Wakatsuki joins Zenvia from DiDi, the parent company of 99, 99Food, and 99Pay, where he was Senior Director, responsible for Global Customer Experience Strategy and Management for three business lines across 17 countries on five continents. Prior to that, he worked as Senior Director, Country Leader for Financial Services for Alvarez & Marsal, a leading global consulting and turnaround management firm. Mr. Wakatsuki also served in leadership positions at Deloitte and MasterCard, where he was responsible for business development and identifying growth opportunities. Mr. Wakatsuki holds a bachelor’s degree in industrial and systems engineering from the Georgia Institute of Technology and an MBA from the University of Michigan – Stephen M. Ross School of Business.

About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for end-consumers through its unified CX SaaS end-to-end platform. ZENVIA empowers companies to transform their existing customer experience from non-scalable, physical and impersonal interactions into highly scalable, digital-first and hyper-contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX SaaS platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer views, journey designers, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA's shares are traded on Nasdaq, under the ticker ZENV.

Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – Grayling Lucia Domville – (646) 824-2856 – lucia.domville@grayling.com Fabiane Goldstein – (954) 625-4793 – fabiane.goldstein@grayling.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 1, 2023

Zenvia Inc.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Chief Executive Officer